Exhibit 99.1

Pactera Technology International Ltd. and VanceInfo Technologies Inc.

Announce Completion of Merger

BEIJING, China, November 9, 2012 — Pactera Technology International Ltd. (“Pactera”) (NASDAQ: PACT, and formerly HiSoft Technology International Limited (NASDAQ: HSFT) (“HiSoft”)) and VanceInfo Technologies Inc. (NYSE: VIT) (“VanceInfo”) today announced the completion of their previously announced merger. Effective as of today, the name of the combined company is “文思海辉技术有限公司” in Chinese and “Pactera Technology International Ltd.” in English.

Pactera’s Chief Executive Officer Mr. Tiak Koon Loh commented, “Today is a historic day for us, as together we become a premier world-class IT services provider in China, with extensive global reach. We are excited about the future and look forward to capitalizing the larger resource base, more comprehensive breadth of service capability and more balanced geographic customer profile to provide a powerful array of offerings to our customers worldwide.”

“We are pleased to announce the successful completion of the merger,” said Mr. Chris Chen, Non-Executive Chairman of Pactera. “The widespread support we have received from our clients, partners and employees throughout the merger process has been crucial in making this combination a success. As Chairman, I look forward to working with Mr. Loh and the new management team to open a new era of Pactera and drive sustainable growth in shareholder value.”

As a result of the merger, each ordinary share of VanceInfo issued and outstanding immediately prior to the effective time of the Merger has been cancelled in exchange for the right to receive one common share of Pactera (after giving effect to the 13.9482-to-1 share consolidation completed by HiSoft prior to completion of the merger), and each American depositary share of VanceInfo (“VanceInfo ADS”) representing one VanceInfo ordinary share, has been cancelled in exchange for the right to receive one American depositary share of Pactera (“Pactera ADS”) (after giving effect to the 13.9482-to-1 share consolidation and adjustment of the ADS-to-share ratio from 1-to-19 to 1-to-1, which in each case, was completed by HiSoft prior to completion of the merger).

Pactera will be listed on the NASDAQ Global Select Market (“NASDAQ”). Trading of VanceInfo ADSs on the New York Stock Exchange (the “NYSE”) under the trading symbol “VIT” will be suspended beginning on November 12, 2012. Due to the consolidation of Pactera common shares, the holders of VanceInfo ADSs will be able to trade the Pactera ADSs that they are entitled to receive in the merger on a “when distributed” basis under the symbol “PACTV” commencing on November 12, 2012, with settlement of such trades to occur on November 23, 2012. Commencing on November 19, 2012, former holders of VanceInfo ADSs will be able to trade their Pactera ADSs and settle such trades in a regular manner under the symbol “PACT”. Holders of HiSoft ADSs will be able to continue to trade their ADSs on NASDAQ without interruption on a “with dividend” basis under the symbol “HSFT” or on an “ex dividend” basis under the symbol “PACTV” on November 12, 2012.  The HSFT symbol will change to “PACTV” effective on November 13, 2012 and will further change to “PACT” and commence trading “regular way” on November 19, 2012.

A Form 25 will be filed with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the VanceInfo ADSs on NYSE and the deregistration of VanceInfo’s registered securities. VanceInfo intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. VanceInfo’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Pactera Technology International Ltd.

Pactera Technology International Ltd. (NASDAQ: PACT), formerly HiSoft Technology International Limited (NASDAQ: HSFT), is a global consulting and technology services provider strategically headquartered in China. Pactera provides world-class business and IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore and Malaysia. Pactera’s comprehensive services include business and technology advisory, enterprise application services, business intelligence, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com

About VanceInfo Technologies Inc.

VanceInfo Technologies Inc. (NYSE: VIT) is an IT service provider and one of the leading offshore software development companies in China.

The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2011 revenues, according to International Data Corporation (IDC). This marks the fifth consecutive year that VanceInfo has been ranked number one by IDC in this category.

VanceInfo’s comprehensive range of IT services includes R&D Outsourcing Services, Consulting and Solutions Services, Application Management Services and Other Solutions & Services. VanceInfo provides these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan, targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.

For more information about VanceInfo, please visit www.vanceinfo.com

Safe Harbor Statements

This announcement contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Exchange Act. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. Pactera and VanceInfo may also make written or oral forward-looking statements in its reports filed or furnished with the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Pactera’s or VanceInfo’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. These factors include the risk factors detailed in Pactera’s and VanceInfo’s filings with the SEC. All information provided in this press release is current as of the date of this press release, and neither Pactera nor VanceInfo undertakes any obligation to update any such information, except as required under applicable law.

For more information, please contact:

Sheryl Zhang

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-8282-5330

E-mail: ir@pactera.com